Exhibit 21.1

SUBSIDIARIES OF STANDARD PARKING CORPORATION

CORPORATE ENTITIES	JURISDICTION

Preferred Response Security Services, Inc.	Delaware

S & J Parking Company	Illinois

Standard Auto Park, Inc.	Illinois

Standard Parking Corporation IL	Delaware

Standard Parking of Canada Ltd.	Ontario/ Quebec, Canada

Les Stationnements Standard Du Canada Ltee	Quebec, Canada

Standard Parking Ltd.	Ontario, Canada

U-Park Enterprises Ltd.	British Columbia, Canada

374452 B.C. Limited d/b/a Select Valet Parking	British Columbia, Canada

LLCs and PARTNERSHIPS	JURISDICTION

APCOA LaSalle Parking Company, L.L.C.	Louisiana

APCOA Bradley Parking Company, LLC	Connecticut

APCOA Parking Venture I, LP	Indiana

APCOA Parking Venture III, LP	Ohio

Bradley Airport Parking, LP	Connecticut